

June 15, 2010

<u>Via facsimile to ((212) 492-0052) and U.S. Mail</u>

Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

      Re: **Emmis Communications Corp.**
             Schedule TO-I
             Filed May 27, 2010
             File No. 005-43521

             Schedule 13E-3
             Filed May 27, 2010
             File No. 005-43521

             Preliminary Proxy Statement
             Filed May 27, 2010
             File No. 000-23264

             Schedule 13E-3
             Filed June 2, 2010 Emmis Communications Corp.,
               JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan
             File No. 005-43521

             Schedule TO-T
             Filed June 2, 2010 by JS Acquisition, Inc., JS Acquisition, LLC
               and Jeffrey H. Smulyan
             File No. 005-43521

             Schedule 14D-9
             Filed June 2, 2010 by Emmis Communications Corp.
             File No. 005-43521

Dear Mr. Wee:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1.   Under Rule 13e-4(a)(4), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that may have been executed by security holders, you have improperly commenced your tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered securities returned, and ensure that the depositary and information agent would be given instructions on how to direct security holders to recover any of their securities and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone Interpretation I.I.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov.

2.   It appears, among other things, that the tender offer and its terms were negotiated with the JS entities during the negotiation of the overall transaction, that the JS entities may have controlled the terms of the offer, that the JS entities may have played a primary role in obtaining financing from Alden Media given Alden's continuing interest in the surviving corporation, and that the JS entities control the company through their majority ownership of the company's voting securities. Thus, we believe each of the JS entities and Mr. Smulyan is a bidder in the tender offer and they must file a Schedule TO with all the required disclosure. Alternatively, please provide us with your detailed legal analysis of why you believe the referenced persons are not bidders in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site).

3.   On a related note, if the JS entities are deemed bidders in this offer, then the second condition listed on the cover page would be subject to a bidder's determination. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to clarify.

4.   On a further related note, Alden Media is financing the overall transaction, it is a significant security holder of the company and will continue being a significant security holder of the surviving entity and has appointed a director to the company's board. Thus, please provide us your analysis as to whether Alden Media is both a bidder in each of the tender offers and a filing person in the going private transaction. Please refer to Section III of Release No. 34-17719 and Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance as to the filing person issue. Also, apply this comment, and reference the same guidance, with respect to the going private filing person status of any Rolling Shareholder who is also a member of the company's management.

Preliminary Proxy Statement/Offer to Exchange

Cover Letter

5.   We note your disclosure here and elsewhere in the offer document that the filing persons determined that the Merger Agreement is fair to and in the best interests of the company and the holders "other than Mr. Smulyan, JS Acquisition, JS Parent and the other holders who will be investors in JS Parent. Please revise the disclosure under "Board Determinations" to state more clearly and consistently whether the going private transaction (including each step in the series of transactions that constitute the current going private transaction) is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. We note that your directors are affiliates of the company. Please apply this and the remaining comments for this offer document/proxy statement to the Schedules TO-T and 14D-9 (and related documents) as necessary.

6.   We note your disclosure that holders of Existing Preferred Stock should not rely on the fairness determination of the company's board. This disclosure is inappropriate as security holders are entitled to rely on all disclosures made pursuant to requirements under the federal securities laws. Delete this statement and all others that appear in any of the documents filed in connection with the going private transaction.

Notice of Special Meeting of Shareholders

7.   Please unbundle the proposal relating to the "Proposed Amendments" into two separate proposals, currently appearing as individual bullet points. Refer to Rule 14a-4(a)(3).

Summary Term Sheet, page 1

8.   Please clarify the first sentence in footnote 1 to the table appearing on page 5.

Questions and Answers, page 7

9.   We note that the offer is unfinanced and subject to a financing condition relating
        to Alden's obligation to make a payment under the Alden Purchase Agreement
        (page 8). Generally, when an offer is not financed, or when an offeror's ability to
        obtain financing is uncertain, a material change will occur in the information
        previously disclosed when the offer becomes fully financed. Under Rule 13e-
        4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO
        disclosing this material change. Please confirm that you will disseminate the
        disclosure of this change in a manner reasonably calculated to inform security
        holders as required by Rule 13e-4(e)(3). In addition, please confirm that five
        business days will remain in the offer following disclosure of the change or that
        the offer will be extended so that at least five business days remain in the offer.
        Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and
        24296 (April 3, 1987). We note additionally that the existence of a financing
        condition would prevent the bidder(s) from relying upon the safe harbor included
        in instruction 2 to Item 10 in Schedule TO and would necessitate the disclosure of
        financial statements currently not included in your offer document.

10.   On a related note, if Alden is deemed to be a bidder in this offer, then the
        financing condition listed on the cover page would be subject to a bidder's
        determination. The ability of a bidder to determine, in its sole discretion, whether
        a condition has occurred may render the offer illusory. Please revise to clarify.

11.   Please revise the first sentence of the second paragraph in the answer to "What are
        the Proposed Amendments?" on page 9 to remove the doubt as to whether the
        Transactions constitute a going private transaction.

12.   In the fourth paragraph of the same Q&A, please revise to state whether the
        consideration to be received in connection with the conversion of the preferred
        stock in the merger is comparable in value to the consideration being offered in
        the exchange offer for the same securities.

Risk Factors, page 28

13.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
        "Special Factors" section at the beginning of the offer document/proxy statement,
        immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please
        relocate this and every section following it until page 60 such that the "Special
        Factors" follow the Summary Term Sheet section.

Forward-Looking Statements, page 42

14.   We note the disclaimer that you do not undertake any obligation to publicly
       update any forward-looking statements to reflect future events or circumstances.
       This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and
       13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the
       information previously disclosed. Please revise your disclosure to comply with
       those rules as necessary.

The Transactions, page 43

15.   Please revise the disclosure appearing on page 50 under the caption "The
       Exchange Offer" that states the SEC clears offer documents to remove any
       implication that we approve any filings made pursuant to the federal securities
       laws.

16.   We note that at the effective time of the merger, all shares of preferred stock held
       by Alden Fund will be converted into New Notes and all such shares held by
       other security holders will be converted into the right to receive a cash payment.
       Please tell us how these actions are consistent with the provisions of Rule 13e-
       4(f)(6).

17.   Please revise the disclosure under the caption "Rollover Agreement" on page 59,
       or some other appropriate location in the document to name the Rolling
       Shareholders and list the shares held by each such person. Please also apply this
       comment to the relevant section on page 65 of the JS tender offer document.

Special Factors

Background, page 61

18.   We note the engagement by JS Acquisition of BIA as disclosed in this section.
       We also note that JS Acquisition retained Moelis as its financial advisor (page 69
       of the JS tender offer document). Please advise us whether BIA or Moelis
       produced any reports subject to Item 1015 of Regulation M-A.

19.   Please revise this section to describe in additional detail the development of the
       structure and terms of the Transactions.

20.   Please revise the disclosure on page 64 to describe the duties, authority and
       compensation relating to the Committee of Disinterested Directors.

Fairness of the Exchange Offer – Emmis, page 67

21.   Please revise this section (and the offer document, as necessary) to address the
        fairness of the <u>going private transaction</u>, including the two tender offers and the
        proxy solicitation. See Item 1014(a) of Regulation M-A.

22.   Please revise the fourth Factor Considered on page 68 to explain how current and
        historical trading prices of your stock were considered.

23.   Please quantify the amount referenced in the first bullet point on page 68.

Certain Effects of the Exchange Offer, page 73

24.   Please provide the disclosure required by Item 1013(d) and Instruction 3 thereto.

Fairness of the Exchange Offer – Purchaser Group, page 74

25.   We note that Mr. Smulyan participated in board discussions with respect to the
        fairness of the going private transaction and voted in favor of the transactions "for
        the same reasons and after considering the same factors" as the board as a whole.
        filing persons considered the financial advisor's opinion regarding the fairness of
        the transaction. Note that if any filing person has based his or its fairness
        determination on the analysis of factors undertaken by others, such person must
        <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the
        disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719
        (April 13, 1981). Please revise to clarify whether <u>the Purchaser Group</u> adopted the
        company's analysis in making its fairness determination. Alternatively, revise the
        disclosure to include all of the disclosure required by Item 1014 of Regulation M-A.

The Special Meeting – The Proposal, page 86

26.   Please revise the first bullet point under "Proposed Amendments" to quantify the
        payment security holders would be entitled to if the preferred stock were to be
        redeemed as described.

The Exchange Offer, page 88

Conditions to the Exchange Offer, page 94

27.   Refer to the disclosure in the penultimate paragraph of this section relating to
        your to exercise any of the rights described in this section. This language
        suggests that once an offer condition is triggered, you must decide whether or not
        to waive the condition. Note that when a condition is triggered and a bidder
        decides to proceed with the offer anyway, we believe that this constitutes a waiver

of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, a bidder may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

28. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

Principal Shareholders, page 119

29. Please revise footnote 1 and similar footnotes to remove doubt as to whether Mr. Smulyan, Alden and the Rollover Shareholders are a group under Rule 13d-5.

Forms of Proxy

30. Please revise the forms of proxy to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Schedule TO-T

31. Please include the disclosure appearing in Items 4(e) and 5 in the document distributed to security holders.

Offer to Purchase

32. We note that the offer commenced on June 2, 2010 and is scheduled to expire at 5 p.m. on June 29, 2010. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a).

33. We note the offer is being made to purchase all outstanding shares other than those held by the Rolling Shareholders, the Purchaser Group or Alden. It does not appear that the offer complies with the requirements of Rule 14d-10(a). Please advise or revise.

Summary Term Sheet, page 1

34. Refer to the caption "Ability to Extend the Offer." Please note that Rule 14d-11 has been amended to allow for subsequent offering periods of three days or longer

(i.e., there is no longer a maximum number of days for a subsequent offering period).

35. Please revise the disclosure under the caption "Dissenters' Rights" to remove doubt as to the availability of those rights under Indiana law in connection with the offer or explain the reason for the uncertainty.

Introduction, page 17

36. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the offer document/proxy statement</u>, <u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section such that the "Special Factors" follow the Questions and Answers section.

Transactions and Arrangements Concerning the Shares, page 33

37. Please tell us why you need to qualify the disclosure in the first paragraph of this section "to the best of the Purchaser Group's knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

The Offer

Acceptance for Payment and Payment for Shares, page 38

38. Please revise the language in (i) the last paragraph of this section that states that you will pay for validly tendered securities "as promptly as practicable" after the expiration of the offer and (ii) in the fourth paragraph that states you will return tendered and unpurchased shares "as soon as practicable" after the expiration of the offer to state in each instance that you will pay for or return such shares "promptly," as required by Rule 14e-1(c).

Merger and Dissenters' Rights; "Going Private" Rules, page 47

39. Please revise the last paragraph in this section to clarify that the going private transaction includes the <u>two</u> offers, the merger and the proxy solicitation.

Schedule 14D-9

Item 3. Past Contacts, Transactions, page 2

40. Please tell us why you need to qualify the disclosure in the first paragraph of this section "to the best of the Emmis' knowledge." What prevents you from knowing

and disclosing this information? Please explain or delete the qualifier. Apply this comment also to the third full paragraph on page 6.

41.   Refer to the section captioned "Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates." We note that at the end of the first paragraph you purport to incorporate by reference certain disclosure. Please revise your disclosure to include in this document all disclosure required by Schedule 14D-9. In addition, we note in the subsequent section that you refer security holders to disclosure appearing in the proxy statement/offer to exchange document. In this respect, confirm that all security holders who receive the Schedule 14D-9 also received the proxy statement/offer to exchange.

Item 4. The Solicitation or Recommendation

Background, page 7

42.   Revise the last full paragraph on page 11 to describe the results of the preliminary views presented by Morgan Stanley on May 19, 2010. Refer to Item 1015(b) (6) of Regulation M-A.

43.   Refer to the first entry for May 24, 2010. Please describe the Committee's response to Mr. Smulyan's decision not to increase his apparent take-it-or-leave-it offer both as it related to the offer price and to the conditions to closing the tender offer.

Opinion of Morgan Stanley & Co. Incorporated, page 16

44.   Please revise the section entitled "Historical Share Price Performance" and every other relevant section in this Schedule to explain why March 26, 2010 was used as the unaffected stock price date. The date is 30 days prior to the announcement of the letter of intent. Why did Morgan Stanley not use the day prior to the LOI announcement as the unaffected stock price date? Were there other public announcements of the intention to effect the going private transaction prior to the LOI announcement date? What effect did this have on the Committee's deliberations with respect to the fairness of the offer?

45.   Please revise to disclose the data underlying the results described in the Comparable Company Analysis, the Analysis of Selected Comparable Transactions, the Sum-of-the-Parts Analysis and the Premia Paid Analysis. Disclose the financial metrics used in each analysis.

46.   Please include a cross-reference in the third paragraph of the Comparable Company Analysis with respect to the financial forecasts used by Morgan Stanley

and which appear to be the projections appearing on pages 13-16 of this document.

47.   For each analysis in this section <u>show</u> how Morgan Stanley arrived at the results disclosed. For example, how does applying a multiple range of 6x-9x to the aggregate value to estimated calendar 2010 adjusted EBITDA of $33.5 million result in an implied reference range per share of Emmis common stock of $(8.39)-$(5.76) in the Comparable Company Analysis?

48.   Refer to the Premia Paid Analysis. We note that page 31 of the presentation to the Committee includes the 1-day premium comparison and that it shows a significantly larger premium range than the 1-day premium for the current transaction of 4.3%. Please explain in the disclosure why Morgan Stanley did not address this disparity and, in an appropriate location, whether the Committee or the board considered this fact in reaching the fairness determination. Also, please re-file a more legible copy of the Morgan Stanley presentation.

<u>Reasons and Factors for the Recommendation of the Board, page 22</u>

49.   Please make the affirmative disclosure required by Item 1014(a) of Regulation M-A with respect to the entire going private transaction.

50.   We note that the board took into account in making its fairness determination that the Committee considered various matters and performed various specific actions in evaluating the transactions and that Morgan Stanley provided a fairness opinion to the Committee. Note that if any filing person has based his or its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the board adopted the Committee's and Morgan Stanley's analyses and conclusions in making its fairness determination. Alternatively, revise the disclosure to include all of the disclosure required by Item 1014 of Regulation M-A.

51.   Refer to the section captioned "Possible Decline in Emmis Market Price if the Proposal is Withdrawn." Please explain, with a view toward revised disclosure, the timing of this consideration by the Committee. Was the Committee's recommendation to the board made prior to the LOI announcement? Was this potential effect considered prior to the announcement of the LOI? If so, how would the market have been aware of the proposal in a way that its withdrawal resulted in a decline in the company's stock price?

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions